Results of Shareholder Votes

The Annual Meeting of Shareholders was held October 18, 2010. At this meeting common and preferred shareholders of the Fund voted on the election of Trustees.

Voting results for the election of Trustees by common shareholders are set forth below:

	# of Shares In Favor	# of Shares Withheld

Randall C. Barnes	6,186,579	132,103

Clifford D. Corso	6,176,769	141,913

	# of Shares In Favor	# of Shares Withheld

Randall C. Barnes	152	8

Clifford D. Corso	152	8

The terms of the following Trustees of the Fund did not expire in 2010: Ronald A. Nyberg, Ronald E. Toupin, Jr. and Kevin M. Robinson.